Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

RECEIVED
2007 MAY -1 A 6:31

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	1 202 55 13 450 1 202 77 29 207
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	(48 76) 747 81 30
Company:	KGHM Polska Miedź S.A.	*Fax:*	(48 76) 747 81 39
E-mail:			
Date:	27 April 2007	*No of sheets:*	9

SUPPL

Current report 26/2007

The Management Board of KGHM Polska Miedź S.A. hereby provides the proposed resolutions to be passed at the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A. on 30 May 2007:

Proposal /1/ to point 2 of the agenda
Resolution Nr ..../2007
of the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 30 May 2007
regarding: election of the Chairman of the General Shareholders Meeting.

On the basis of art. 409 § 1 of the Commercial Partnerships and Companies Code, § 28 section 1 of the Statutes of KGHM Polska Miedź S.A. and § 5 section 3 of the Regulations of the General Shareholders Meeting, the following is resolved:

I. .... is hereby elected as Chairman of the General Shareholders Meeting.

II. This resolution comes into force on the date it is taken.

PROCESSED
MAY 03 2007
THOMSON FINANCIAL

JUSTIFICATION

In compliance with art. 409 § 1 of the Commercial Partnerships and Companies Code, § 28 section 1 of the Statutes of KGHM Polska Miedź S.A. and § 5 section 3 of the Regulations of the General Shareholders Meeting of KGHM Polska Miedź S.A. with its registered head office in Lubin, a Chairman shall be elected following the opening of the General Shareholders Meeting, who shall then preside over the meeting.

Proposal /2/ to point 4 of the agenda
Resolution Nr ....../2007
of the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A
with its registered head office in Lubin dated 30 May 2007
regarding: acceptance of the agenda of the General Shareholders Meeting

07022989

The General Shareholders Meeting resolves the following:

Exemption number: 82 4639

I. The agenda is hereby accepted, as set down and announced by the Management Board of KGHM Polska Miedź S.A. in the announcement on the convening of an Ordinary General Shareholders Meeting, as placed in the official government publication Monitor Sądowy i Gospodarczy dated 8 May 2007, Nr 88/2007, item 5473.
II. This resolution comes into force on the date it is taken.

JUSTIFICATION

In compliance with art. 402 in connection with art. 399 § 1 of the Commercial Partnerships and Companies Code, the agenda is set down by the Management Board of the Company. However, the agenda may be modified at the request of a shareholder. The submission of a resolution respecting the agenda of the Ordinary General Shareholders Meeting is therefore related to the rights of shareholders to submit requests as to the modification of the agenda of the General Shareholders Meeting as set by the Management Board of the Company.

Proposal /3/ to point 8 of the agenda
Resolution Nr ..../2007
of the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 30 May 2007
regarding: approval of the Report of the Management Board on the Activities of the KGHM Polska Miedź S.A. for financial year 2006.

On the basis of art. 393 point 1 and art. 395 § 2 point 1 of the Commercial Partnerships and Companies Code in connection with art. 45 section 4 and art. 53 section 1 of the Act of 29 September 1994 on Accounting (Journal of Laws of 2002, nr 76, item 694 with later changes) and on the basis of § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the evaluation by the Supervisory Board of the Report, the following is resolved:

I. Following its review, the General Shareholders Meeting approves the Report of the Management Board on the Activities of KGHM Polska Miedź S.A. for financial year 2006.

II. This resolution comes into force on the date it is taken.

JUSTIFICATION

In compliance with art. 395 § 2 of the Commercial Partnerships and Companies Code, in connection with art. 45 section 4 and art. 53 section 1 of the Act of 29 September 1994 on Accounting (Journal of Laws of 2002, nr 76, item 694 with later changes) and on the basis of § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S.A., the Ordinary General Shareholders Meeting, within six months after the end of each financial year, shall review and approve the Report of the Management Board on the Activities of the Company.

Proposal /4/ to point 8 of the agenda
Resolution Nr ..../2007
of the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 30 May 2007
regarding: approval of the Financial Statements of the Company for financial year 2006.

On the basis of art. 393 point 1 and art. 395 § 2 point 1 of the Commercial Partnerships and Companies Code in connection with art. 53 section 1 of the Act of 29 September 1994 on Accounting (Journal of Laws of 2002, nr 76, item 694 with later changes) and on the basis of § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S.A., with due regard being

given to the results of the evaluation carried out by the Supervisory Board, the following is resolved:

I. Following its review, the General Shareholders Meeting approves the Financial Statements of KGHM Polska Miedź S.A. for financial year 2006, consisting of:

- the introduction to the financial statements,

- the balance sheet at 31 December 2006, which shows total assets and liabilities of PLN 12 506 118 552.19 [PLN 12 506 119 thousand] or twelve billion, five hundred six million, one hundred eighteen thousand, five hundred fifty-two and nineteen one-hundredths PLN,

- the income statement for the period from 1 January to 31 December 2006, which shows a net profit of PLN 3 395 130 230.53 [PLN 3 395 130 thousand] or three billion, three hundred ninety-five million, one hundred thirty thousand, two hundred and thirty and fifty-three one-hundredths PLN,

- the statement of changes in equity for the period from 1 January to 31 December 2006 showing an increase in equity at the end of the period of PLN 1 716 781 572.36 [PLN 1 716 781 thousand] or one billion, seven hundred sixteen million, seven hundred eighty-one thousand, five hundred and seventy-two and thirty-six one-hundredths PLN,

- the cash flow statement for the period 1 January to 31 December 2006, which shows an increase in the state of cash and cash equivalents during the financial year of PLN 501 257 452.43 [PLN 501 257 thousand] or five hundred and one million, two hundred fifty-seven thousand, four hundred fifty-two and forty-three one-hundredths PLN, and

- explanatory notes and additional information.

II. This resolution comes into force on the date it is taken.

JUSTIFICATION

In compliance with of art. 395 § 2 point 1 of the Commercial Partnerships and Companies Code in connection with art. 45 section 4 and art. 53 section 1 of the Act of 29 September 1994 on Accounting (Journal of Laws of 2002, nr 76, item 694 with later changes) and on the basis of § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S.A., the Ordinary General Shareholders Meeting, within six months after the end of each financial year, shall review and approve the Financial Statements for last financial year.

Proposal /5/ to point 8 of the agenda
Resolution Nr ..../2007
of the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 30 May 2007
regarding: the distribution of Company profit for financial year 2006 and setting of the right to dividend date and dividend payment date.

On the basis of art. 395 § 2 point 2 and art. 348 § 3 of the Commercial Partnerships and Companies Code and on § 29 section 1 point 2 and § 35 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the evaluation by the Supervisory Board of the proposals made by the Management Board, the following is resolved:

I. Following review of the proposal of the Management Board concerning distribution of profit for the financial year 2006, the General Shareholders Meeting hereby resolves that:
the profit of KGHM Polska Miedź S.A. for the financial year 2006 in the amount of PLN 3 395 130 230.53 or three billion, three hundred ninety-five million, one hundred thirty

thousand, two hundred and thirty and fifty-three one-hundredths PLN, shall be distributed in the following manner:
- as a shareholders dividend PLN 1 400 000 000.00, representing PLN 7.00 per share,
- to reserve capital PLN 1 395 130 230.53.

II. The General Shareholders Meeting hereby establishes the following dates:
- right to dividend date: 25 June 2007,
- dividend payment date: 10 July 2007

III. This resolution comes into force on the date it is taken.

JUSTIFICATION

In compliance with art. 395 § 2 point 2 of the Commercial Partnerships and Companies Code and § 29 section 1 point 2 of the Statutes of the Company, the Ordinary General Shareholders Meeting should pass a resolution on the distribution of profit or coverage of losses. The wording of the resolution conforms to the proposal of the Management Board, which was positively evaluated by the Supervisory Board. The right to dividend date and dividend payment date must be set by the Ordinary General Shareholders Meeting of the public Company in conformance with the requirement arising from art. 348 §3 of the Commercial Partnerships and Companies Code and reflects the ability of the Company to make such a payment.

Proposal /6/ to point 9 of the agenda
Resolution Nr ..../2007
of the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 30 May 2007
regarding: approval of the activities of members of the Management Board of the Company in financial year 2006.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that ....*
- member of the Management Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in financial year 2006 (during the period in which he fulfilled this function from .... to ....**).

II. This resolution comes into force on the date it is taken.

**The contents of this Resolution shall be repeated individually, for each member of the Management Board who served in this capacity in the year 2006, in accordance with the requirements of art. 393 point 1 of the Commercial Partnerships and Companies Code, which provides for members of company bodies to be granted individual approval.*
*** This relates to persons who did not serve as a member of the Management Board for all of 2006*

JUSTIFICATION

In compliance with art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of Company, the Ordinary General Shareholders Meeting should pass a resolution on approval of the activities of members of the bodies of the Company.

Exemption number: 82 4639

Proposal /7/ to point 9 of the agenda
Resolution Nr ..../2007
of the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 30 May 2007
regarding: approval of the activities of members of the Supervisory Board of the Company in financial year 2006

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that...* member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2006 (during the period in which he fulfilled this function from .... to ....**).

II. This resolution comes into force on the date it is taken.

** The contents of this Resolution shall be repeated individually, for each member of the Supervisory Board, who served in this capacity in the year 2006, in accordance with the requirements of art. 393 point 1 of the Commercial Partnerships and Companies Code, which provides for members of company bodies to be granted individual approval.*
*** This relates to persons who did not serve as a member of the Supervisory Board for all of 2006.*

JUSTIFICATION

In compliance with art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of Company, the Ordinary General Shareholders Meeting should pass a resolution on approval of the activities of members of the bodies of the Company.

Proposal /8/ to point 12 of the agenda
Resolution Nr ..../2006
of the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 30 May 2007
regarding: approval of the Report of the Management Board on the Activities of the KGHM Polska Miedź S.A. Group in financial year 2006.

On the basis of art. 395 § 5 of the Commercial Partnerships and Companies Code in connection with art. 55 and art. 63c section 4 of the Act of 29 September 1994 on Accounting (Journal of Laws of 2002, nr 76, item 694 with later changes) and § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S.A., and with due regard being given to the results of the evaluation by the Supervisory Board of the Report, the following is resolved:

I. Following its review, the General Shareholders Meeting approves the Report of the Management Board on the Activities of the KGHM Polska Miedź S.A. Group in the financial year 2006.

II. This resolution comes into force on the date it is taken.

JUSTIFICATION

Exemption number: 82 4639

In compliance with art. 395 § 5 of the Commercial Partnerships and Companies Code in connection with art. 55 and art. 63c section 4 of the Act of 29 September 1994 on Accounting (Journal of Laws of 2002, nr 76, item 694 with later changes) and § 29 section 1 point 1 of the Statutes of Company, the Ordinary General Shareholders Meeting may review and approve the Report of the Management Board on the Activities of the KGHM Polska Miedź S.A. Group. Using this possibility, the Management Board submitted a Report on the Activities of the Group to the Ordinary General Shareholders Meeting.

Proposal /9/ to point 12 of the agenda
Resolution Nr ..../2007
of the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 30 May 2007
regarding: approval of the Consolidated Financial Statements of the KGHM Polska Miedź S.A. Group for financial year 2006.

On the basis of art. 395 § 5 of the Commercial Partnerships and Companies Code in connection with art. 55 and art. 63c section 4 of the Act of 29 September 1994 on Accounting (Journal of Laws of 2002, nr 76, item 694 with later changes) and on the basis of § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the evaluation by the Supervisory Board of the Financial Statements, the following is resolved:

I. Following its review, the General Shareholders Meeting approves the Consolidated Financial Statements of the KGHM Polska Miedź S.A. Group for financial year 2006, consisting of:

- the consolidated balance sheet at 31 December 2006, which shows total assets and liabilities of PLN 12 993 687 thousand, or twelve billion, nine hundred ninety-three million, six hundred and eighty-seven thousand PLN,

- the consolidated income statement for the period from 1 January to 31 December 2006, showing a net profit of PLN 3 510 003 thousand, or three billion, five hundred and ten million, and three thousand PLN,

- the consolidated statement of changes in equity for the period from 1 January to 31 December 2006, showing a change of equity in the amount of PLN 1 905 081 thousand, or one billion nine hundred and five million and eighty-one thousand PLN,

- the consolidated cash flow statement for the period from 1 January to 31 December 2006 showing net cash flow – an increase of PLN 464 057 thousand, or four hundred sixty-four million, fifty-seven thousand PLN,

- notes to the consolidated financial statements.

II. This resolution comes into force on the date it is taken.

JUSTIFICATION

In compliance with art. 395 § 5 point 1 of the Commercial Partnerships and Companies Code in connection with art. 55 and art. 63c section 4 of the Act of 29 September 1994 on Accounting (Journal of Laws of 2002, nr 76, item 694 with later changes) and on the basis of § 29 section 1 point 1 of the Statutes of Company, the Ordinary General Shareholders Meeting may review and approve the consolidated financial statements of the group, as understood by the Accounting Act. Using this possibility, the Management Board submitted a Report on the Activities of the Group to the Ordinary General Shareholders Meeting.

Exemption number: 82 4639

Proposal /10/ to point 13 of the agenda
Resolution Nr ..../2007
of the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 30 May 2007

regarding: acceptance by the Genera Shareholders Meeting of the „Declaration by KGHM Polska Miedź S.A. with its registered head office in Lubin regarding the implementation of corporate governance principles by the Company".

On the basis of art.395 §5 of the Commercial Partnerships and Companies Code and on the basis of resolution Nr 44/1062/2004 dated 15 December 2004 of the Supervisory Board of the Warsaw Stock Exchange S.A. on the acceptance of corporate governance principles by joint stock companies which are issuers of shares, convertible bonds or bonds with the right of first refusal, which have been granted approval for public trading on a regulated market, the following is resolved:

I. The General Shareholders Meeting hereby accepts the „Declaration by KGHM Polska Miedź S.A. with its registered head office in Lubin regarding the implementation of corporate governance principles by the Company", approved by the Management Board of KGHM Polska Miedź S.A. by resolution Nr 77/VI/2007 dated 15 February 2007 and countersigned by the Supervisory Board by resolution Nr 9/VI/07 dated 23 February 2007.

II. This resolution comes into force on the date it is taken.

JUSTIFICATION

The Management Board of the Company, desiring to achieve the highest standard in the sphere of corporate governance, submits to the General Shareholders Meeting for its acceptance the wording of the „Declaration by KGHM Polska Miedź S.A. with its registered head office in Lubin regarding the implementation of corporate governance principles by the Company".

Proposal /11/ to point 14 of the agenda
Resolution Nr ..../2007
of the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 30 May 2007
regarding: setting the number of members of the Supervisory Board of KGHM Polska Miedź S.A.

On the basis § 16 sec.1 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby sets the number of members of the Supervisory Board at ...... persons.

II. This resolution comes into force on the date it is taken.

JUSTIFICATION

The Polish State Treasury as a shareholder, represented by the Minister of the State Treasury, acting in compliance with art. 400 § 1 of the Commercial Partnerships and Companies Code and, as a shareholder, representing at least 1/10 of the share capital of the

Company, submitted a request to include in the agenda the following point: „Changes in the number and composition of the Supervisory Board".
In accordance with a resolution of the General Shareholders Meeting of KGHM Polska Miedź S.A. which is currently in force, the Supervisory Board is composed of 9 persons. According to §16 sec.1 of the Statutes of KGHM Polska Miedź S.A., the Supervisory Board may be composed of from 7 to 10 members.

Proposal /12/ to point 14 of the agenda
Resolution Nr ..../2007
of the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 30 May 2007
regarding: appointment of a member of the Supervisory Board

On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. .... is hereby appointed to the Supervisory Board of KGHM Polska Miedź S.A.*
II. This resolution comes into force on the date it is taken.

* Based on § 13 sec.1 of the Regulations of the General Shareholders Meeting of KGHM Polska Miedź S.A., voting in the matter of election (appointment) to a body of the Company shall be carried out individually for each person, in alphabetical order.

JUSTIFICATION

The State Treasury, as a shareholder, and represented by the Minister of the State Treasury, acting pursuant to art. 400 § 1 of the Commercial Partnerships and Companies Code and as a shareholder holding more than 1/10 of the share capital of the Company, submitted a request to include in the agenda the following point: "Changes in the number and composition of the Supervisory Board".

Proposal /13 / to point 14 of the agenda
Resolution Nr .... /2007
of the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 30 May 2007
regarding: recall from the Supervisory Board.

On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:
I. .... is hereby recalled from the Supervisory Board of KGHM Polska Miedź S.A. *

II. This resolution comes into force on the date it is taken.

* Based on § 13 sec.1 and sec. 6 of the Regulations of the General Shareholders Meeting of KGHM Polska Miedź S.A., voting in the matter of a recall from a body of the Company shall be carried out individually for each person, in alphabetical order.

JUSTIFICATION

The State Treasury, as a shareholder, and represented by the Minister of the State Treasury, acting pursuant to art. 400 § 1 of the Commercial Partnerships and Companies Code and as a shareholder holding more than 1/10 of the share capital of the Company,

submitted a request to include in the agenda the following point: "Changes in the number and composition of the Supervisory Board".
In accordance with art. 386 § 2 in connection art. 370 § 1 of the Commercial Partnerships and Companies Code, a member of the Supervisory Board may be recalled at any time.

Legal basis: §39, sec. 1 point 3 of the Decree of the Minister of Finance dated October 19, 2005, regarding current and periodic information disclosed by the issuers of securities (Journal of Laws from 2005 Nr 209, item 1744).

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

WICEPREZES ZARZĄDU
Marek Fusiński

WICEPREZES ZARZĄDU
Ireneusz Reszczyński

END